Shareholder Rebuttal to A.O. Smith’s Opposition Statement

Regarding “Eliminating Discrimination through Inclusive Hiring”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: A. O. Smith

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NorthStar’s proposal ask: Shareholders request that the Board of Directors prepare a report, at reasonable cost, omitting proprietary information, and published publicly within one year from the annual meeting date, analyzing whether A. O. Smith’s hiring practices related to people with arrest or incarceration records are aligned with publicly stated diversity commitments, and whether those practices may pose reputational or legal risk due to potential discrimination (including racial discrimination) claims.

Dear A. O. Smith Company Shareholders:

NorthStar Asset Management asks you to vote “FOR” proxy item #4, requesting that A. O. Smith Corp (“A. O. Smith” or the “Company”) report to shareholders on its hiring practices as they relate to formerly incarcerated people, at the A. O. Smith Annual Meeting of Stockholders on April 9th, 2024.

Although A.O. Smith has made important statements on discrimination and inclusion, and reports having hired some employees with prior conviction records, the company’s current disclosures lack transparency on the extent to which current hiring practices are tapping important opportunities to expand the population of qualifying employees.

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In the opinion of the Proponent, A. O. Smith has an opportunity to maximize its workforce and DEI (diversity, equity, and inclusion) initiatives by purposely creating employment opportunities for this underserved population -- helping jobseekers to pursue economic mobility and, in turn, improve retention and productivity rates at the Company while managing related risks. The Proponent believes that fair chance employment also provides A. O. Smith access to an untapped labor pool in a tight labor market, with an eager candidate pool that can thrive with the right resources. Therefore, fair chance employment has the potential to benefit the Company as well as local communities and the overall economy.

To reduce risk and promote long-term shareholder value, the Proponent believes that A. O. Smith would be well-served by addressing issues in the Proposal regarding fair chance employment.

An Explanation of Fair Chance Hiring

Fair chance employment is the intentional recruitment of people with arrest or incarceration records. Fair chance employment practices are proactive steps to overcome bias, discrimination, and unintentional hurdles, undertaking training and trust building with hires to maximize productivity and manage risk. They go beyond “ban the box,” eliminating broad exclusions for certain categories of convictions, or delaying background checks until after conditional offers are made. While these are critical first steps that A. O. Smith has taken, fair chance employment describes a constellation of practices based upon the recognition that jobseekers with criminal records can be actively recruited and supported.

Fair chance employment seeks to provide formerly incarcerated jobseekers opportunities they may not otherwise access due to conviction-related challenges. Fair chance employment practices can include creating internships for formerly incarcerated people, partnering with local reentry organizations, internal workshops aimed at reducing stigma towards people with criminal records, direct-hire opportunities for in-prison or post-incarceration training programs, or considering other ways to find, recruit, and train people with arrest or incarceration histories who might not otherwise be able to apply for a job at the Company.

Detailed Rationale

A. O. Smith will need to find skilled manufacturing employees in an increasingly competitive market.

•	A. O. Smith is a leading global manufacturer of water heaters and boilers, with a growing number of employees.
•	An estimated 2.1 million manufacturing jobs will be unfilled by 2030 because of a skilled labor deficit, equating to losses of $1 trillion.[1]
•	Most manufacturers, 77%, have indicated anticipated difficulties in attracting and recruiting workers in 2021 and beyond.[1] Peers, such as Eaton and Xylem, have already embraced fair chance hiring to address the skills shortage. In fact, Eaton’s CEO is a co-founder of Second Chance Business Coalition, which advocates for expanded fair chance hiring to expand the talent pool and provide economic advancement to people with criminal records.[2]

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1 https://nam.org/2-1-million-manufacturing-jobs-could-go-unfilled-by-2030-13743/?stream=workforce

2 https://secondchancebusinesscoalition.org/press-releases/major-u-s-employers-commit-to-advancing-second-chance-employment

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A. O. Smith has failed to provide data on the extent of hiring formerly incarcerated people and community partnerships.

•	A. O. Smith’s response to our proposal and other written communication does not include metrics to allow investors to assess the degree to which the Company engages with felony reentry organizations nor extent to which the company currently employs formerly incarcerated individuals. Without maintaining anonymized data on the number of fair chance hires, the Company is unable to understand if tenure or upward mobility differs between employees with versus without criminal records.
•	Is hiring employees through felony reentry organizations a rarity or a regularity? A lack of data makes it impossible to draw any conclusions on if the program extends beyond the occasional individual.
•	A. O. Smith routinely performs 3rd party background checks on all candidates, so relevant data should be available at no additional cost.

Fair chance hiring will support A. O. Smith’s written diversity commitment.

•	The Company’s 2022 ESG report stated that diverse and inclusive workplaces lead to greater productivity, collaboration, and hiring and retainment. Diversity efforts originally focused on gender diversity but were expanded to include racial diversity in 2021.[3]
•	Despite this, the percentage of women in A. O. Smith’s global workforce has declined from 42% in 2019 to 32% in 2022, and the percentage of racially/ethnically diverse US employes declined from 28% in 2021 (first year reported) to 27% in 2022[4]. In the proponent’s opinion, this suggests that current diversity efforts and safeguards to prevent hiring discrimination, such as no automatic exclusions for criminal records and active community partnerships, are inadequate.
•	The proportion of diverse employees at A. O. Smith is significantly lower than the general population, as 50% of the global population are women and close to 40% of the US population is racially or ethnically diverse.[5]
•	Specific to the justice system and FCE, Black Americans make up 14% of the US population[5], but 39% of the incarcerated population.[6] Hispanic people make up 19% of the US population[5], but 29% of the prison population.[7] Fair chance hiring helps companies increase their racial and ethnic diversity because Black and Hispanic people make up a disproportionate percentage of the incarcerated population.

Because of undue barriers to employment, formerly incarcerated people make up a disproportionate percentage of the employable population despite seeking out work.

•	Over 70 million Americans have a criminal record[8] and by age 35, about half of men actively seeking out employment have a record[9]
•	Due to the thousands of barriers people face once out of prison, upwards of 75% are unemployed one year after release.[8]
•	In 2018, a national study revealed of formerly incarcerated people, Black women faced the highest total rate of unemployment at 43.6%, compared to 35.2% for Black men, 23.2% for white women, and 18.4% for white men. The unemployment rate for the general population was between 4.3% (white men and women) and 7.7% (Black women).[10]

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3 https://www.aosmith.com/About/Sustainability/2022-Environmental,-Social-and-Governance-Report/

4 https://www.aosmith.com/Sustainability/

5 https://www.census.gov/quickfacts/fact/table/US/PST045223

6 https://www.bop.gov/about/statistics/statistics_inmate_race.jsp

7 https://www.bop.gov/about/statistics/statistics_inmate_ethnicity.jsp

8 https://www.whitehouse.gov/briefing-room/presidential-actions/2022/03/31/a-proclamation-on-second-chance-month-2022/

9 https://www.rand.org/pubs/research_briefs/RBA2968-1.html

10 https://www.prisonpolicy.org/reports/outofwork.html

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•	This is particularly unjust given 81% of business leaders and 85% of HR professionals believe formerly incarcerated people perform their jobs as well as or better than those without criminal records.[11]

Resources from public and private entities exist to offer further support to fair chance employers and fair chance hires.

•	Two main misconceptions that hold employers back from implementing robust fair chance hiring practices are that fair chance hiring is too expensive and/or risky, and that their company lacks the capacity to adequately support unique needs of fair chance hires.[12]
•	However, a 2021 study conducted by the University of Chicago revealed 81% of HR professionals and 74% of business leaders say fair chance hires cost the same or less than non-fair chance hires.[11]
•	There are also multiple federal incentive programs in place to increase fair chance hiring, such as the Work Opportunity Tax Credit[13] that provides tax credits for employees released from prison within the last year and the Federal Bonding Program[14] through the US Department of Labor which protects employers against losses caused by employees at no cost. Additionally, many private, community-based organizations exist that provide skills training, transportation, and other necessities that enable an easier transition.

Recommend the vote ‘YES’

Shareholders, we urge you to vote “FOR” proxy item #4, as fair chance hiring will help mitigate the risks of a growing manufacturing skills shortage, increase diverse representation in A. O. Smith’s workforce, and provide employment opportunities to a the nearly one in three Americans who face thousands of barriers after leaving the justice system.

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11 https://www.gettingtalentbacktowork.org/wp-content/uploads/2021/05/2021-GTBTW_Report.pdf

12 https://www.bcg.com/publications/2023/implementing-fair-chance-hiring

13 https://www.dol.gov/agencies/eta/wotc

14 https://bonds4jobs.com/about-us

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